April 25, 2005

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-0405

Re:
Cimarex Energy Co.
Amendment No. 1 to Form S-4 filed April 8, 2005
File No. 333-123019

Dear Mr. Schwall:

        On behalf of Cimarex Energy Co. ("Cimarex"), we are transmitting herewith via EDGAR for filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"), Amendment No. 2 to the above-referenced Registration Statement on Form S-4 of Cimarex (the "Registration Statement").

        The Registration Statement has been revised in response to oral comments received from the staff of the Securities and Exchange Commission (the "Staff") on Wednesday, April 20, 2005. The Registration Statement also has been revised to include:

  •
  the new record date for the Cimarex stockholders' meeting of April 29, 2005;

  •
  updated beneficial ownership information for Cimarex as of April 15, 2005;

  •
  updated beneficial ownership information for Magnum Hunter Resources, Inc. ("MHR") as of March 31, 2005; and

  •
  Form S-1 level business and financial disclosure for MHR, as discussed with Mr. Timothy Levenberg of the Staff on Thursday, April 21, 2005, which has been inserted as new Chapter IV.

        To facilitate your review, we are sending to the attention of Timothy Levenberg six copies of Amendment No. 2, three of which have been marked to show changes from Amendment No. 1 to the Registration Statement filed on April 8, 2005. All references to page numbers in the responses below refer to page numbers in the joint proxy statement/prospectus as revised by Amendment No. 2.

        Each oral comment received from the Staff has been reproduced below, followed by Cimarex's response.

Material United States Federal Income Tax Consequences of the Merger, page I-92

        1.     Comment: The Staff restates prior Comment No. 1. Cimarex must file executed versions of the appropriate tax opinions as exhibits to the Registration Statement prior to effectiveness.

        Response:    Holme Roberts & Owen LLP ("HRO"), counsel to Cimarex, and Thompson & Knight L.L.P. ("T&K"), counsel to MHR, have each issued a tax opinion dated April 25, 2005, and these tax opinions have been filed as Exhibits 8.1 and 8.2, respectively, to the Registration Statement. Pursuant to the merger agreement, it remains a waivable condition of the merger that HRO and T&K each issue another tax opinion dated as of the closing date of the merger. To describe the issuance of the tax opinions dated April 25, 2005 and the waivable condition relating to the issuance of the closing date tax opinions, corresponding revisions have been made at pages I-93 to I-96.

        In addition, HRO has issued an opinion dated April 25, 2005 as to the validity of the issuance of shares of Cimarex common stock in the merger, and this opinion has been filed as Exhibit 5.1 to the Registration Statement.

        2.     Comment: The Staff restates prior Comment No. 4 to the extent that the revised disclosure does not discuss all of the material assumptions, conditions, qualifications and limitations described in the tax opinions. In addition, the assumption that the MHR Series A Preferred Stock represents an equity interest in MHR for United States federal income tax purposes is inappropriate.

        Response:    Revisions have been made at pages I-94 and I-95 to make clear that the discussion summarizes all of the material assumptions, conditions, qualifications, and limitations described in the tax opinions. Revisions have also been made at page I-95 and in HRO's and T&K's tax opinions to delete the assumption that the MHR Series A Preferred Stock represents an equity interest in MHR for United States federal income tax purposes.

        If you would like to discuss any of the responses above or any other matter, please contact J. Gregory Holloway at (719) 381-8462, Thomas A. Richardson at (303) 866-0413 or the undersigned at (303) 866-0635.

Sincerely,
/s/ JENNIFER A. D'ALESSANDRO
Jennifer A. D'Alessandro
cc:
Melinda Kramer
Timothy Levenberg
Paul Korus
Morgan F. Johnston
Joe Dannenmaier
J. Gregory Holloway
David B. Strong